EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Raymond James Financial, Inc. (“RJF”) consists of 350,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.10 per share.

Common Stock
There were 126,695,580 shares of Common Stock of RJF outstanding as of June 30, 2009. Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are not entitled to cumulate votes for the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock, if any. In the event of the liquidation, dissolution or winding up of RJF, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessments by RJF. The Common Stock currently outstanding is validly issued, fully paid and non-assessable.  The Restated Articles of Incorporation of RJF provide that the affirmative vote of the holders of 66-2/3% of the outstanding shares of Common Stock is required to effect any merger, consolidation or sale of all or substantially all of its assets.

Preferred Stock
There are no preferred shares of RJF currently outstanding. The designations and preferences of any series of Preferred Stock which may be issued shall be determined by RJF's Board of Directors.

Reports to Stockholders
RJF furnishes stockholders with annual reports that contain audited financial statements of the Company and quarterly reports containing unaudited financial information for each of the first three quarters in each fiscal year.

Transfer Agent and Registrar
Mellon Investor Services, Pittsburgh, PA, is transfer agent and registrar for RJF's Common Stock.